News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET HOLDINGS REPORTS
SECOND QUARTER EARNINGS OF $20.5 MILLION

HOUSTON, July 16, 2002 – ExpressJet Holdings, Inc. (NYSE:XJT) today reported second quarter net income of $20.5 million, an increase of 62 percent over the prior-year period. The net income represents $0.33 diluted earnings per share, which exceeds the First Call consensus of $0.27 diluted earnings per share.

ExpressJet attributed its growth in earnings during the quarter to its higher mix of regional jets, excellent operating performance leading to a higher completion factor, cost control and lower interest expense.

"ExpressJet employees did an outstanding job in the second quarter, achieving exceptional performance in all aspects of our company during a period of rapid fleet transition," said ExpressJet President and Chief Executive Officer Jim Ream. "This performance underscores our ability to efficiently manage our operations while continuing to aggressively expand our regional jet fleet."

Second Quarter Operating Results

Second quarter operating revenue increased 3.7 percent to $269.7 million, compared with $260.1 million in the second quarter of 2001. Capacity grew by 9.3 percent to 1.5 billion available seat miles (ASM) compared with the same period last year. The company also achieved a record 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. ExpressJet's overall completion rate for the quarter was 99.1 percent.

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During the second quarter, ExpressJet took delivery of 13 Embraer regional jets and retired the last of its EMB-120 turboprops to end the quarter with a total operating fleet of 178 aircraft, including 158 jets. Other operating activities during this quarter included the launch of new service between New York/Newark and Lexington, Ky., and the resumption of seasonal service, such as New York/Newark to Nantucket, Mass. The company also continued to expand operations at its newest maintenance facility in Shreveport, La., with the start-up of a heavy maintenance line in April. This is one of two ExpressJet heavy maintenance facilities providing support for its growing regional jet fleet.

Second Quarter Financial Results

ExpressJet's second quarter 2002 operating income reflected a 13.5 percent operating margin, as compared with an operating margin of 10.4 percent for the second quarter of 2001. The 13.5 percent operating margin included the impact of $3.8 million in performance incentive payments and expense savings.

The second quarter operating cost per ASM declined 8.4 percent compared with the same period of the prior year, primarily due to lower maintenance and fuel costs and an increase in stage length.

ExpressJet ended the second quarter with $131.3 million in cash. During the quarter, in addition to its IPO proceeds, the company made a principal payment of $10.0 million on its note payable to Continental Airlines, reducing the outstanding balance to $395.5 million. In the first half of 2002, ExpressJet spent $8.6 million in capital expenditures (net of sales of fixed assets and parts related to turboprop retirements) and currently projects cash outlays related to fleet and non-fleet capital expenditures of approximately $71.2 million for the remainder of the year.

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ExpressJet Holdings will conduct a telephone briefing to discuss its second quarter results with the financial community today at 1:00 p.m. CDT/2:00 p.m. EDT. To listen to a live webcast of this briefing, go to expressjetair.com - investor relations.

Corporate Background

ExpressJet employs more than 5,200 people and provides Continental Airlines with all of its regional airline capacity at its hub airports in Houston, Cleveland and Newark. Continental Express, operated by ExpressJet Airlines, Inc., offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere in the world Continental and its alliance carriers fly. ExpressJet Airlines is owned by ExpressJet Holdings, Inc. For more information, visit expressjetair.com.

Portions of this news release contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. ExpressJet Holdings, Inc. relies on this safe harbor in making such disclosures. When used in this document, the words "anticipate", "estimate", "project", "expect" and similar expressions are intended to identify forward-looking statements. The statements regarding our growth and capital expenditures, including plans with respect to additions to our fleet, are forward-looking statements. These statements reflect our intentions, plans, expectations, assumptions, and beliefs about future events and are subject to risks, uncertainties, and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the known risks that could significantly impact revenues, costs, operating results, earnings per share, and capacity include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible Federal Aviation Administration requirements; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; our high leverage; certain tax matters; competition and industry conditions; and the seasonal nature of the airline business. Additional information concerning risk factors that could cause our actual results to differ materially from those in the forward-looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Registration Statement on Form S-1 dated April 17, 2002. In light of these risks, uncertainties and assumptions, the events described in the forward looking statements of this news release might not occur or might occur to a materially different extent or at a materially different time than described in this news release. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)
(Unaudited)

| | Three Months Ended June 30, | | Increase/ |
	2002	2001	(Decrease)
Operating Revenue	$ 269,700	$ 260,089	3.7%
Operating Expenses:			
Wages, salaries, and related costs	59,161	51,873	14.0%
Aircraft rentals	48,210	41,589	15.9%
Aircraft fuel	24,710	30,336	(18.5%)
Maintenance, materials and repairs	24,046	37,099	(35.2%)
Other rentals and landing fees	20,804	19,769	5.2%
Ground handling	18,717	18,450	1.4%
Depreciation and amortization	7,898	5,905	33.8%
Passenger servicing	1,932	3,494	(44.7%)
Other operating expenses	27,826	24,626	13.0%
	233,304	233,141	0.1%
Operating Income	36,396	26,948	35.1%
Nonoperating Income (Expense):			
Interest expense	(3,711)	(7,027)	(47.2%)
Interest income	1,002	615	62.9%
Interest capitalized	254	604	(57.9%)
Other, net	(53)	(310)	82.9%
	(2,508)	(6,118)	(59.0%)
Income Before Income Taxes	33,888	20,830	62.7%
Income tax expense	(13,292)	(8,214)	61.8%
Net Income	$ 20,596	$ 12,616	63.3%
Preferred Stock Dividend	(146)	-	n/m
Net Income Applicable to Common Stockholders	$ 20,450	$ 12,616	62.1%
Basic EPS	$ 0.33	$ 0.23	43.5%
Diluted EPS	$ 0.33	$ 0.23	43.5%
Operating Margin	13.5%	10.4%	3.1pts
Basic Shares Used for EPS Calculation (in millions)	62.1	54.0	15.0%
Diluted Shares Used for EPS Calculation (in millions)	62.1	54.0	15.0%

EXPRESSJET HOLDINGS INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)
(Unaudited)

| | Six Months Ended June 30, | | Increase/ |
	2002	2001	(Decrease)
Operating Revenue	$ 534,945	$ 505,032	5.9%
Operating Expenses:			
Wages, salaries, and related costs	118,066	100,689	17.3%
Aircraft rentals	94,974	80,584	17.9%
Aircraft fuel	46,940	58,111	(19.2%)
Maintenance, materials and repairs	48,574	69,121	(29.7%)
Other rentals and landing fees	43,142	38,484	12.1%
Ground handling	36,414	35,752	1.9%
Depreciation and amortization	15,811	11,185	41.4%
Passenger servicing	3,912	6,858	(43.0%)
Other operating expenses	55,171	50,637	9.0%
	463,004	451,421	2.6%
Operating Income	71,941	53,611	34.2%
Nonoperating Income (Expense):			
Interest expense	(8,141)	(13,099)	(37.9%)
Interest income	2,091	636	228.8%
Interest capitalized	599	1,433	(58.2%)
Other, net	47	(323)	114.6%
	(5,404)	(11,353)	(52.4%)
Income Before Income Taxes	66,537	42,258	57.5%
Income tax expense	(25,907)	(16,734)	54.8%
Net Income	$ 40,630	$ 25,524	59.2%
Preferred Stock Dividend	(146)	-	n/m
Net Income Applicable to Common Stockholders	$ 40,484	$ 25,524	58.6%
Basic EPS	$ 0.70	$ 0.47	48.9%
Diluted EPS	$ 0.70	$ 0.47	48.9%
Operating Margin	13.5%	10.6%	2.9pts
Basic Shares Used for EPS Calculation (in millions)	58.1	54.0	7.6%
Diluted Shares Used for EPS Calculation (in millions)	58.1	54.0	7.6%

EXPRESSJET HOLDINGS INC. AND SUBSIDIARIES

STATISTICS

| | Three Months Ended June 30, | | Increase/ |
	2002	2001	(Decrease)
Revenue Passenger Miles (millions)	1,003	932	7.6%
Available Seat Miles (millions)	1,533	1,403	9.3%
Passenger Load Factor	65.4%	66.4%	(1.0pt)
Operating Cost per Available Seat Mile (cents)	15.22	16.61	(8.4%)
Average Price per Gallon of Fuel Excluding Fuel Taxes (cents)	61.10	80.66	(24.2%)
Fuel Gallons Consumed (millions)	40.4	37.6	7.5%
Average Length of Aircraft Flight (miles)	408	375	8.8%
Block Hours (thousands)	124,843	134,481	(7.2%)
Actual Aircraft in Fleet at End of Period	178	180	(1.1%)
Average Daily Utilization of Each Aircraft	7 hrs 53 min	8 hrs 24 min	(6.2%)

| | Six Months Ended June 30, | | Increase/ |
	2002	2001	(Decrease)
Revenue Passenger Miles (millions)	1,838	1,665	10.4%
Available Seat Miles (millions)	2,956	2,692	9.8%
Passenger Load Factor	62.2%	61.8%	0.4pts
Operating Cost per Available Seat Mile (cents)	15.67	16.77	(6.6%)
Average Price per Gallon of Fuel Excluding Fuel Taxes (cents)	60.30	80.78	(25.4%)
Fuel Gallons Consumed (millions)	77.9	71.9	8.3%
Average Length of Aircraft Flight (miles)	403	370	8.9%
Block Hours (thousands)	247,283	262,203	(5.7%)
Actual Aircraft in Fleet at End of Period	178	180	(1.1%)
Average Daily Utilization of Each Aircraft	7 hrs 53 min	8hrs 23 min	(6.0%)